Valeo

RECEIVED

2004 JUN -9 A 8:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, May 25, 2004

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

04030917

SUPPL

Dear Sirs,

Please find enclosed the translation of the notice which we published following our recent Shareholders' meeting.

Yours faithfully,

Rémy Dumoulin
Financial Relations Director

dlw 6/22

Encl. 1

VALEO

(Courtesy translation)

French joint-stock company (société anonyme) with a Board of Directors and a share capital of 246,401,184 euros.
Registered office: 43 rue Bayen, 75848 Paris Cedex 17, France.
Registered at the Paris Companies Registry under number 552 030 967 – APE : 343 Z
Fiscal year : January 1 to December 31.

The annual financial statements at December 31, 2002 as well as the draft earnings allotment schedule published in the French gazette ("Bulletin des Annonces Légales obligatoires") on March 3, 2003 were approved by the Ordinary General Stockholders' Meeting on March 31, 2003.

Valeo

Paris, May 25, 2004

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our Press release regarding our Annual General Meeting of Shareholders of March 30, 2003.

Yours faithfully,

Rémy Dumoulin
Financial Relations Director

Encl.

The Board is comprised as follows:

Messrs.	Thierry Morin, Chairman & CEO
	Noël Goutard, Honorary Chairman
Mrs.	Véronique Morali,
Messrs.	Carlo De Benedetti,
	François Grappotte,
	Philippe Guédon,
	Yves-André Istel,
	Jean-Bernard Lafonta,
	Alain Minc,
	Erich Spitz.

Adoption of Best Practices in terms of Corporate Governance

The Board adopted internal governance rules which include a code of good conduct. These rules govern in particular the relations between the Board of Directors and the Chairman & CEO. It sets up a system of corporate governance which corresponds to the best practices amongst listed companies.

The decisions of the Board of Directors will be prepared by four committees: an Audit Committee, a Strategy Committee, an Appointments Committee and a Remuneration Committee.

First quarter 2003 results

The consolidated results for the first quarter will be announced on the morning of April 23rd before the opening of the Paris Stock Exchange.

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 136 plants, 54 R&D centers, 9 distribution centers and employs around 69,000 people in 25 countries worldwide (end March 2003).